Exhibit 23.2

Consent of Independent Registered

Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Chelsea Therapeutics International, Ltd., of our report dated March 10, 2008 on the consolidated statements of operations (not presented separately therein), changes in stockholders’ equity and cash flows (not presented separately therein) for the period from April 3, 2002 (inception) to December 31, 2007. The statement of operations and cash flow information comprise a portion of the cumulative from inception information covering the period from April 3, 2002 (inception) through December 31, 2010 appearing in the Chelsea Therapeutics International, Ltd. Annual Report on Form 10-K/A for the year ended December 31, 2010. We also consent to the reference to our firm under the caption “Experts”.

/s/ J.H. Cohn LLP

Roseland, New Jersey

January 25, 2012